SWEET SPOT GAMES, INC.

2840 Highway 95 Alt. S., Suite 7
Silver Springs, NV 89429
519-872-2539
ggalanis@sweetspotgames.ca

                                 June 10, 2009

Mark P. Shuman, Branch Chief - Legal
Kevin Dougherty, Staff Attorney
U.S. Securities & Exchange Commission
450 Fifth Stree S.W.
Washington, DC 20549

Re:    Sweet Spot Games, Inc.
       Amendment Number 4 to Form S-1
       File No: 33-157281

Gentlemen:

For  the  convenience of the staff, we have sent under separate cover copies of
the Amended  S-1  "marked  to  show  changes."   We have followed the numbering
system of the Examiner's comment letter unless noted otherwise.

General

   1. We have deleted the two sentences referenced in Comment 1 and will move the dealer delivery legend to the back of the outside back cover page.
   2. We have revised the Risk Factor to describe the development stage capital needs of the Company and the lack of assurance the Company will be successful.
   3. We have deleted the caption under "Results of Operations" since there are no comparison periods.
   4. We have amended the discussion in "Liquidity and Capital Resources" by adding several new disclosures.
   5. We have filed a sample of the Subscription Agreement, along the subscriber information incorporated into the shareholder list, which shows name, address, number of shares and date.
   6. We have attached the audit letter dated April 6, 2009 updated the auditor's consent letter.
   7.  We have renumbered the items in Part II.
   8. The legal opinion has been revised to reflect that the shares of common stock have been issued and have included the revised opinion as an exhibit.
   9. We have revised the "Undertakings" section to alter the first subparagraph in accordance with Item 512(a)(5)(ii) of Regulation S-K.

Yours very truly,
/s/ Gregory Galanis
-------------------
Sweet Spot Games, Inc.
Gregory Galanis, President an CEO